June 2, 2005




Board of Trustees
Franklin Floating Rate Trust
One Franklin Parkway
San Mateo, CA 94403

Board of Trustees
Franklin Investors Securities Trust
One Franklin Parkway
San Mateo, CA 94403



          Re: Agreement and Plan of Reorganization (the "Agreement") dated as of January 19, 2005, by and between Franklin Floating Rate Trust (the "Acquired Fund"), a Delaware statutory trust, and Franklin Investors Securities Trust ("FIST"), a Massachusetts business trust, on behalf of its series, Franklin Floating Rate Daily Access Fund (the "Acquiring Fund")
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Ladies and Gentlemen:

     You have requested our opinion concerning certain federal income tax consequences of the reorganization of the Acquired Fund (the "Reorganization"), which will consist of: (i) the acquisition by the Acquiring Fund of substantially all of the property, assets and goodwill of the Acquired Fund in exchange solely for full and fractional shares of beneficial interest, par value $0.01 per share, of the Acquiring Fund - Class A ("Acquiring Fund Shares"), which are voting securities; (ii) the distribution of Acquiring Fund Shares to the holders of beneficial interest, par value $0.01 per share, of the Acquired Fund ("Acquired Fund Shares"), according to their respective interests in the Acquired Fund in complete liquidation of the Acquired Fund; and (iii) the dissolution of the Acquired Fund as soon as is practicable after the closing (the "Closing" and the date of closing, the "Closing Date"), all upon and subject to the terms and conditions of the Agreement.

     In rendering our opinion, we have reviewed and relied upon: (a) the Agreement, made as of the 19th day of January, 2005, by and between the Acquired Fund and FIST, on behalf of the Acquiring Fund; (b) the proxy materials provided to shareholders of the Acquired Fund in connection with a Meeting of Shareholders of the Acquired Fund held on May 18, 2005 and adjourned until May 26, 2005; (c) certain representations concerning the Reorganization made to us by the Acquired Fund and FIST, on behalf of the Acquiring Fund, in a letter dated June 2, 2005 (the "Representation Letter"); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion. All capitalized terms used herein, unless otherwise defined, are used as defined in the Agreement.

     For purposes of this opinion, we have assumed that the Acquired Fund as of the Closing of the Reorganization, satisfies, and immediately following the Closing, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

     Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware and the Commonwealth of Massachusetts, the terms of the Agreement and the statements in the Representation Letter, it is our opinion that:

     1. The acquisition by the Acquiring Fund of substantially all of the assets of the Acquired Fund as provided for in the Agreement in exchange for the Acquiring Fund Shares, followed by the distribution by the Acquired Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Acquired Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized by the Acquired Fund upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code.

3. No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of substantially all of the assets of the Acquired Fund in exchange solely for the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

     4. No gain or loss will be recognized by the Acquired Fund upon the distribution of the Acquiring Fund Shares to its shareholders in complete liquidation of the Acquired Fund (in pursuance of the Agreement) pursuant to
Section 361(c)(1) of the Code.

     5. The basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the basis of these assets to the Acquired Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

     6. The holding period of the assets of the Acquired Fund received by the Acquiring Fund will include the period during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code.

     7. No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their Acquired Fund Shares for the Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to
Section 354(a) of the Code.

     8. The basis of the Acquiring Fund Shares received by the shareholders of the Acquired Fund (including fractional shares to which they may be entitled) will be the same as the basis of the Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

     9. The holding period of the Acquiring Fund Shares received by the shareholders of the Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shares were held as a capital asset pursuant to Section 1223(1) of the Code on the Closing Date.

     10. The Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the income tax regulations issued by the United States Department of the Treasury (the "Treasury Regulations"), the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations.

     Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the "Service") as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

     Our opinion is conditioned upon the performance by the FIST, on behalf of the Acquiring Fund, and the Acquired Fund of their undertakings in the Agreement and the Representation Letter. Our opinion is limited to the transactions incident to the Reorganization described herein, and no opinion is rendered with respect to (i) any other transaction or (ii) the effect, if any, of the
Reorganization (and/or the transactions incident thereto) on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

     This opinion is being rendered to FIST, on behalf of the Acquiring Fund, and the Acquired Fund and may be relied upon only by such funds and the shareholders of each. We hereby consent to the use of this opinion as an exhibit to the Registration Statement of the Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of the Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

                                Very truly yours,

                                STRADLEY, RONON, STEVENS & YOUNG, LLP


                                By:/s/WILLIAM S. PILLING, III
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                                   William S. Pilling, III, a Partner